CONNER & WINTERS
TULSA	ATTORNEYS & COUNSELORS AT LAW	William G. von Glahn	Vicki Bronson*

Henry G. Will

Joseph J. McCain, Jr.

Lynnwood R. Moore, Jr.

Robert A. Curry

Steven W. McGrath

D. Richard Funk

Randolph L. Jones, Jr.

J. Ronald Petrikin

Larry B. Lipe

James E. Green, Jr.

Martin R. Wing

John W. Ingraham

Andrew R. Turner

Gentra Abbey Sorem

R. Kevin Redwine

Tony W. Haynie

Bruce W. Freeman

David R. Cordell

John N. Hove

C. Raymond Patton, Jr.

Paul E. Braden

Robert J. Melgaard

P. Scott Hathaway

Lawrence A. Hall

Timothy T. Trump

Mark E. Dreyer

Nancy E. Vaughn

Gregory D. Renberg

Mark D. Berman

Katherine G. Coyle

Beverly K. Smith

Melodie Freeman-Burney

R. Richard Love, III

Robert D. James

Stephen R. Ward

Jeffrey R. Schoborg

Anne B. Sublett

J. Ryan Sacra

Jason S. Taylor

Katy Day Inhofe

Stephan A. Wangsgard

Julia Forrester-Sellers

Melinda L. Kirk

P. Bradley Bendure

Kathryn J. Kindell

Amy M. Santee

Cara M. Hair

Alissa A. Hurley

Heather Holt Bilderback

Debra R. Stockton

Shelley L. Carter

Jed W. Isbell

Conner & Winters, LLP

3700 First Place Tower

15 East Fifth Street

Tulsa, Oklahoma 74103-4344

918-586-5711

Fax 918-586-8982

www.cwlaw.com

Writer’s Direct Number

918-586-5691

Writer’s Fax Number

918-586-8691

Writer’s E-mail Address

lmoore@cwlaw.com

Bob F. McCoy

John E. Barry

James R. Ryan

Russell H. Harbaugh, Jr.

David O. Cordell

OKLAHOMA CITY

Irwin H. Steinhorn

John W. Funk

Jared D. Giddens

Kiran A. Phansalkar

Mitchell D. Blackburn

Mark H. Bennett

Bryan J. Wells

Laura McCasland Holbrook

John E. Gatliff II

J. Dillon Curran

William M. Lewis

L. Belynn Whatley

Peter B. Bradford

Shelia L. Darling

NORTHWEST ARKANSAS

John R. Elrod*

Greg S. Scharlau

Terri Dill Chadick

Todd P. Lewis*

P. Joshua Wisley

Charles E. Scharlau*

WASHINGTON, D.C.

G. Daniel Miller*

Henry Rose*

Erica L. Summers*

HOUSTON, TEXAS

Pamela H. Stabler*

JACKSON, WYOMING

Randolph L. Jones, Jr.

SANTA FE, NEW MEXICO

Douglas M. Rather

Benjamin C. Conner

        1879-1963

John M. Winters, Jr.

        1901-1989

*Not Admitted in Oklahoma

February 10, 2005

Via Fax

Mr. Jeffrey A. Shady

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Jameson Inns, Inc. Amendment No.2 to Form S-3 filed December 30, 2004 File No. 333-119016

Dear Jeff:

I am attaching drafts of the proposed responses to comments 2 and 4 in the comment letter from Karen Garnett dated January 28, 2005. We are submitting this to you in advance of filing the amendment in an effort to get your reaction to the proposed responses before Amendment No. 3 to the registration statement is completed and filed. Also enclosed is the confidential information referred to in the responses along with a confidential treatment request. We believe that these responses should address adequately the principal concerns that have been addressed in the comment letters regarding electronic delivery. If we could get your informal reactions to these proposed responses, I believe it will expedite the final review of this filing. Thanks for your cooperation.

Yours very truly,

/s/ Lynn
Lynnwood R. Moore, Jr.

LRM:pp

Enclosures

Draft of Proposed Responses on behalf of Jameson Inns, Inc.

to Comments Nos. 2 and 4 in SEC Comment Letter

Dated January 28, 2005

Comment No. 2:

You indicate in your response to our comment no. 1 that your Plan Administrator will track all “returned” emails which indicate that an email was not received by the intended recipient. You also indicate that the Plan Administrator will then place in first class mail a written notice to each participant informing him or her of the availability of the document on-line, noting the failure of the delivery of the notification email and requesting that the participant’s email address be updated. In order to fulfill your delivery obligations you must mail paper copies of offering documents to participants when electronic delivery fails. As such, please supplementally confirm that you will mail paper copies of offering documents to participants when electronic delivery fails.

As noted in the response below to your comment no. 4, the reasons for requiring participants to consent to electronic delivery of all shareholder communications is the relative incremental costs of printing and mailing hard copies of these communications compared to the relatively minimal costs of electronic delivery. The specifics of these estimated cost differences are addressed more fully in the response to comment no. 4 and the confidential information provided supplementally. The prospectuses have been amended to clarify that if any e-mails are returned, the participant will be telephoned in an effort to get a corrected e-mail address. If the call is successful, the records will be corrected and a new e-mail linked to electronic versions of the materials will be sent promptly. If the call is unsuccessful, a letter will be sent to the participant which will not only provide information about how to access the relevant materials electronically and how to correct their e-mail addresses, it will also provide a toll-free telephone number and a mailing address which the participant may use to request hard copies of the materials. The Company commits that it will promptly mail hard copies of the materials upon receipt of any request. This process is the functional equivalent of your requirement that hard copies of the materials be mailed automatically to every participant whose e-mail is returned, but is substantially more efficient for the Company. It is also consistent with the requirement in your Release No. 33-7233 that paper copies of materials be available in the event that electronic delivery fails. A “returned’ e-mail will not mean necessarily that electronic delivery is not possible. It could mean simply that the participant’s e-mail address has changed. A participant who receives the telephone call or the letter and would like hard copies of the materials will be able to request and receive them promptly with little effort. On the other hand, automatically mailing the materials without being requested could result in a substantial amount of materials being mailed to incorrect addresses. If a participant’s e-mail address changes or otherwise becomes incorrect, we believe that in at least some instances the person’s mailing address will also have changed. The Company expects that those participants who accumulate meaningful amounts of shares in their accounts will be more diligent in keeping their e-mail addresses current and in requesting hard copies if for any reason they are unable to access the materials electronically. We are also not aware of any practice of other public companies of automatically mailing hard copies of documents if they receive information that the e-mail notification of the availability of the shareholder materials has not been delivered.

Comment No. 4:

We note your response to our comments nos. 2 and 3. We also note the disclosure in your prospectus that as a condition to enrolling in the Program, the participants are required to consent to the delivery of your annual reports, proxy statements, prospectus supplements and other documents electronically. Please provide further analysis of why you believe it is appropriate to require participants in the program to consent to electronic delivery of all future communications, rather than limiting consent to materials related to this offering. Your analysis should also address the provision that would permit Jameson Inns to liquidate investors with fewer than 100 shares if those investors revoke consent to electronic delivery.

This comment addresses again the concept of the required consent to electronic delivery of documents that you first raised in comment no. 2 to your comment letter of October 15, 2004 based on your review of the original filing. As we responded previously and as we restate now, we expect that there will be a very large number of participants who will own a very small number of shares. With the average daily rate of the Company’s hotels being approximately $60.00 per night, approximately $6.00 (10% of the paid room rate) worth of Jameson stock would be credited to a participant’s account for each night’s stay. At a stock price of $2.00 per share, a participant would have to stay at the Company’s hotels at least thirty-three nights to be awarded 100 shares of stock. The Company obviously hopes that most participants would reach that level of ownership through hotel stay credits. However, it is reconciled to the fact that many of the participants will stay considerably less, thus accruing much fewer shares. A separate letter and accompanying statement have been submitted supplementally providing certain confidential information and estimates indicating the projected participation in the Program and the relative costs that would be incurred if the Company were required to provide written copies of the shareholder materials. The Company believes that this information makes it clear that requiring consent to electronic delivery of all materials is essential to the economic viability of the Program.

In addressing this issue, it should be reiterated that the stay credit shares are being issued at essentially no cost or financial risk to the participants. Participants will not pay a higher rate for their rooms than non-participants. The stock is being issued to the participants to establish a tangible, proprietary interest in the Company that will enhance the attractiveness of the Company’s hotels to meet the participants’ travel needs. The required consent to electronic delivery will, the Company believes, be of absolutely no inconvenience for the vast majority of participants. They will be able to receive the materials more promptly than they would by mail. Also, they will be able to access the materials at any time through the Company’s website and, for most of the documents, through the Commission’s EDGAR system. For those participants who have access to the internet but who would not consent to electronic delivery if it were not a condition to participation, the perceived inconvenience will certainly be minimal, particularly in light of the fact that the shares are being issued to them at essentially no cost and, thus, essentially no risk. If there is any indication that electronic delivery of any materials has failed for any reason, the participants will be provided with prompt written notice and the opportunity to receive the written documents if they cannot receive them electronically.

It is only if a participant revokes his or her consent to electronic delivery that the Company will have the right (but not the obligation) to terminate his or her participation in the Program. The Company has agreed to revise the terms of the Program to provide that in the event that a participant is terminated by the Company because of his or her withdrawal of consent to electronic delivery or because the participant stayed fewer than ten nights and, in either case, has fewer than 100 shares in his or her account, the Company will bear the costs, commissions and fees of liquidating the shares in that participant’s account. Thus, the terminated participant would receive 100% of the sales proceeds from such liquidation. The reason for mandating the liquidation of shares upon termination of an account if the participant holds fewer than 100 shares is the same as that for the required consent to electronic delivery. The cost of servicing a shareholder with less than a round lot is extremely expensive in relation to the value of the holdings in the stock.

The ultimate justification for the required consent to electronic delivery of shareholder materials is that the Program will not be viable without that feature. Guests of the Company will be receiving a real promotional benefit under the Program and, in light of all of the circumstances, are not being treated unfairly in any respect. The only alternative would be for the Company to simply drop the Program. This Program and its terms must be viewed in light of its particular facts and circumstances. The potential participants will be provided full and fair disclosure of both the benefits and the risks of participation. They will know that the benefits of participation are “burdened” with the required continuing consent to electronic delivery. If a participant is not willing to consent, then he or she simply will not enroll. There should be no requirements imposed on the Company that would force it to provide a right participate without consenting to electronic delivery or to require it to continue to provide the benefits of participation to anyone who revokes the consent.

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